Exhibit 99.1

Pansoft Company Limited Allen Zhang, Chief Financial Officer Phone: +86-531-8887-1159 Email: allen.zhang@pansoft.com	CCG Investor Relations Inc. Mr. Crocker Coulson, President Phone: +1-646-213-1915 (New York) Email: crocker.coulson@ccgir.com

For immediate release:

Pansoft Signs Contract with PetroChina for Treasury Management System

Jinan, China, July 8, 2010 – Pansoft Company Limited (NASDAQ: PSOF) (“Pansoft” or the “Company”), a leading ERP software service provider for the oil and gas industry in China, today announced that it has signed a contract to develop and install a treasury management system for PetroChina Company Limited. Development will begin immediately.

PetroChina Company Limited (“PetroChina”) is the largest oil and gas producer and distributor in China and plays a dominant role in the country’s oil and gas industry. PetroChina and its subsidiaries are engaged in a broad range of petroleum-related activities, including exploration and production, refining and marketing, chemical manufacturing, and natural gas and pipeline operation.

The deal is worth approximately $1.76 million and the project will take three years to complete.

The treasury management system for PetroChina will also incorporate thousands of its subsidiaries and will enable the management of all its resources under one common platform, representing one of the largest treasury management systems in China. The system will control the entire process of dynamic management and monitoring and controlling business flow, capital flow and integrated information flow. In addition, it will strengthen financial management of business-critical functions at control nodes to enhance the efficiency and effectiveness of capital operation and control financial risk to support and protect the company’s business. The scope of the project’s services includes: providing implementation-related consulting services, configuring the treasury management system software, customization, testing, implementation, systems integration, training, and technical support, among others.

“Pansoft is committed to being a leading enterprise resource planning software and professional services provider in the oil and gas industry, and we constantly strive to provide our clients with superior solutions,” said Guoqiang Lin, Chief Executive Officer of Pansoft, “I am delighted that PetroChina has decided to continue its successful partnership with Pansoft on such a critical software platform design, implementation, and training program. The signing of this contract with PetroChina marks another great step for Pansoft through the development of a large-scale treasury management system, which further enhances our leadership and expertise in the oil and gas industry in China.”

About PetroChina Company Limited

PetroChina Company Limited is an oil and gas producer and seller in the People’s Republic of China (PRC). The Company and its subsidiaries are engaged in a broad range of petroleum related products, services and activities. PetroChina’s divisions include Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. Its Exploration and Production division is engaged in the exploration, development, production and marketing of crude oil and natural gas. Its Refining and Chemicals division is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, and derivative petrochemical products and other chemical products. Its Marketing division is engaged in the marketing and trading of refined products. Its Natural Gas and Pipeline division is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.  For more information, go to PetroChina’s website at http://www.petrochina.com.cn/Ptr

About Pansoft Company Limited

Pansoft is a leading enterprise resource planning (“ERP”) software and professional services provider for the oil and gas industry in China.  Its ERP software offers comprehensive solutions for various business operations including accounting, order processing, delivery, invoicing, inventory control, and customer relationship management. For more information, go to Pansoft's website at http://www.pansoft.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements concerning Pansoft Company Limited, which include but are not limited to, statements regarding Pansoft’s acquisition strategies, timing of development projects and efforts to achieve business growth, improvement on profit margin and anticipated revenue growth.  The actual results may differ materially depending on a number of risk factors including but not limited to, the following: general economic and business conditions, development, shipment and market acceptance of products, additional competition from existing and new competitors, changes in technology or product techniques, the Company’s ability to successfully integrate acquisitions, and various other factors beyond its control.  All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risk factors detailed in the Company’s reports filed with the Securities and Exchange Commission.  Pansoft Company Limited undertakes no duty to revise or update any forward-looking statements to reflect events or circumstances after the date of this release.

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